

December 5, 2014

Via E-Mail
James P. Purko
Chief Financial Officer
Connecture, Inc.
18500 West Corporate Drive, Suite 250
Brookfield, WI 53045

> **Re:** **Connecture, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed November 26, 2014**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed December 2, 2014**
> **File No. 333-199484**

Dear Mr. Purko:

We have reviewed your registration statements and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Unless otherwise noted, references in this letter to prior comments refer to our letter dated November 20, 2014.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 3 to Registration Statement on Form S-1 filed December 2, 2014

Dilution, page 44

1. Refer to the table at the bottom of page 44. Please consider including a footnote that explains how you computed the total consideration paid by existing shareholders, including whether you include any non-cash consideration. Including non-cash consideration as part of the consideration paid by existing shareholders affects the comparability of the consideration paid by existing and new shareholders.

Unaudited Condensed Consolidated Financial Statements

Notes to Unaudited Condensed Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies

Unaudited Pro Forma Presentation, page F-35

2.   Refer to the first paragraph on page F-36. We note that you have provided a narrative description off some, but not all, of the adjustments made in preparing your pro forma balance sheet. In this regard, we note changes in the pro forma balances for other assets, accounts payable and other liabilities. Please tell us how your narrative description complies with the requirements of Article 11-02(b)(1) of Regulation S-X.

Exhibit Index, page II-5

Exhibit 5.1

3.   By stating that counsel "has not independently verified any factual matter relating to this opinion," the opinion appears to assume all material facts, including those that are readily ascertainable. Please note that it is inappropriate to provide an opinion that assumes facts that are readily ascertainable. Refer to section II.A.3.a of Staff Legal Bulletin No. 19 (October 14, 2011) and revise or advise.

        You may contact Tamara Tangen, Staff Accountant, at (202) 551-3443 or Craig D. Wilson, Senior Assistant Chief Accountant, at (202) 551-3226 if you have questions regarding comments on the financial statements and related matters. Please contact Gabriel Eckstein, Staff Attorney, at (202) 551-3286 or, in his absence, the undersigned at (202) 551-3462 with any other questions. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

                                                Sincerely,

                                                /s/ Mark P. Shuman

                                                Mark P. Shuman
                                                Branch Chief—Legal

cc: Via E-mail
        Christopher C. Paci
        DLA Piper LLP (US)